UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number

001-37642

CUSIP Number

29272A206

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—REGISTRANT INFORMATION

Ener-Core, Inc.

Full Name of Registrant

Former Name if Applicable

9400 Toledo Way

Address of Principal Executive Office (Street and Number)

Irvine, California 92618

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 by the prescribed date without unreasonable effort or expense due to delays experienced by the Registrant’s independent registered public accounting firm in completing its review of the Registrant’s financial statements and related supporting documentation. The Registrant plans to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Domonic J. Carney	(949)	616-3300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the three months ended September 30, 2016 was approximately $1.6 million compared to net loss of approximately $3.3 million for the three months ended September 30, 2015. The net loss for the three months ended September 30, 2016 was primarily from operating expenses of $2.1 million, including $1.1 million of recurring cash based expenses, reduced by $0.2 million of recurring cash based expenses capitalized to fixed assets and inventory, $0.7 million of non-recurring cash based expenses relating to the Full Scale Acceptance Test, and non-cash expenses of $0.5 million, consisting of stock-based compensation expenses of $0.3 million and depreciation of $0.2 million. Other income (net) of $0.5 million consists of $0.3 million of cash interest expense and $0.8 million of non-cash interest expense, which is offset by a $1.6 million mark to market gain on derivative liabilities.

Net loss for the nine months ended September 30, 2016 was approximately $7.6 million compared to net loss of approximately $8.6 million for the nine months ended September 30, 2015. The net loss for the nine months ended September 30, 2016 was primarily from operating expenses of $6.1 million and other expenses (net) of $1.5 million, including $4.1 million of recurring cash based expenses, reduced by $0.2 million of recurring cash based expenses capitalized to fixed assets asset and inventory, $0.7 million of non-recurring cash based expenses relating to the Full Scale Acceptance Test, and $1.5 million of non-cash expenses, including stock-based compensation of $1.0 million, asset impairment of $0.3 million and depreciation of $0.5 million. Other expenses (net) consists of $1.0 million of interest on our outstanding senior and junior notes and backstop security, $2.2 million of amortization of the discount on our senior secured notes, a $1.4 million modification of our convertible debt, which is offset by a $3.1 million mark to market gain on derivative liabilities.

Ener-Core, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2016	/s/ Domonic J. Carney
	By:	Domonic J. Carney
	Title:	Chief Financial Officer

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